

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 9, 2018

<u>Via E-mail</u>
Steven Ross
Chief Financial Officer
Ceres Tactical Currency L.P.
c/o Ceres Managed Futures LLC
522 Fifth Avenue
New York, New York 10036

      Re: Ceres Tactical Currency L.P.
               Form 10-K for Fiscal Year Ended
               December 31, 2016
               File No. 000-31563

Dear Mr. Ross:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Robert F. Telewicz, Jr.

      Robert F. Telewicz, Jr.
      Accounting Branch Chief
      Office of Real Estate and
      Commodities